Exhibit 2.2

ATLAS CORP.

March 26, 2023

Poseidon Acquisition Corp Poseidon Merger Sub, Inc.

Ladies and Gentlemen:

We are writing with respect to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 31, 2022, by and among Atlas Corp., a Marshall Islands corporation (the “Company”), Poseidon Acquisition Corp., a Marshall Islands corporation (“Parent”), and Poseidon Merger Sub, Inc., a Marshall Islands corporation and a wholly owned Subsidiary of Parent (“Merger Sub” and together with the Company and Parent, the “Parties” and each, a “Party”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Merger Agreement.

This letter agreement (this “Letter Agreement”) memorializes certain understandings and agreements by and among the Parties with respect to certain matters relating to the Merger Agreement and the Merger, such matters having been reviewed and agreed by the Special Committee of the Board of Directors of the Company. Upon execution of this Letter Agreement by all of the Parties, the terms hereof shall become legally binding upon and enforceable by each of the Parties, it being acknowledged by all of them that they have received good and valuable consideration therefor by the execution and delivery of this Letter Agreement and otherwise.

1.	2026 NOK Bonds:

Parent and Merger Sub hereby agree that the Company’s obligations under Section 6.08 of the Merger Agreement, are hereby irrevocably waived solely with respect to the indebtedness facility set out at row 1 of Section 9.02(e) of the Company Disclosure Schedule (the “2026 NOK Bonds”), and, accordingly, the Company shall have no obligation prior to and as a condition of the Closing to obtain any consent, clearance, authorization, approval, or waiver with respect to the 2026 NOK Bonds or to repay, redeem, or otherwise retire the 2026 NOK Bonds prior to and as a condition of the Closing.

In furtherance of the foregoing waiver, Parent and Merger Sub hereby agree that the condition to their obligations to consummate the Merger set forth in Section 9.02(e) of the Merger Agreement is hereby irrevocably waived solely with respect to the 2026 NOK Bonds, and such Section 9.02(e) shall be applied by the parties as if the 2026 NOK Bonds were not listed in Section 9.02(e) of the Company Disclosure Schedule. The parties further confirm their agreement that notwithstanding anything to the contrary in Section 6.01 or any other applicable provision of the Merger Agreement, the Company may, if required, repay or redeem any or all of the 2026 NOK Bonds using cash on hand of the Company and its Subsidiaries and/or proceeds of existing undrawn credit facilities of the Company and its Subsidiaries, all in accordance with the terms of the 2026 NOK Bonds as currently in effect, and this shall constitute a waiver and consent of Parent and Merger Sub with respect to any such repayment or redemption, to the extent necessary and appropriate.

March 26, 2023

2.

Treatment of Certain Company Equity Awards. Notwithstanding anything to the contrary in the Merger Agreement (including Article 2 thereof) or in any other agreement contemplated by and entered into in connection with the Merger Agreement, the Parties hereby agree as follows, and provide their express consent to each of the following. They each further waive any rights to assert such actions, whether alone or together with any other action, fact or occurrence, as a basis for claiming a breach of the provisions of the Merger Agreement or a failure of any condition set forth therein to be satisfied (or that any such condition is incapable of being satisfied).

a.

Company Restricted Shares. Each of (i) the 1,491,316 Company Restricted Shares that are subject to the June 27, 2022 Stock Grant Agreement, by and between Bing Chen, on the one hand, and the Company and Seaspan Corporation, on the other hand (the “Chen RSA”), and (ii) the 4,000,000 Company Restricted Shares that are subject to the March 28, 2022 Stock Grant Agreement, by and between David Sokol, on the one hand, and the Company, on the other hand (the “Sokol RSA”), shall be contributed by Chen or Sokol (as applicable) to Parent in exchange for the issuance by Parent to such individual of a number of newly issued shares of common stock of Parent equal to the number of shares contributed by such individual to Parent in accordance with the foregoing, and the parties will take all steps reasonably necessary to effectuate the foregoing, including entering into amendments prior to or concurrent with and, in any case contingent upon, the Closing to each of Bing Chen and David Sokol’s applicable Rollover and Contribution Agreements with Poseidon Acquisition Corp., dated October 31, 2022 (each, a “Rollover Agreement”) (in the case of Bing Chen, as may be combined with his “Rollover Amendment” contemplated below), to cause the Company Restricted Shares subject to each of the Chen RSA and the Sokol RSA to constitute “Rollover Equity” thereunder. For clarity, all other existing terms and conditions of the Chen RSA and the Sokol RSA (including without limitation all vesting, forfeiture, and clawback provisions as may be contained therein) shall remain in full force and effect.

b.

Amendments to Unvested Bing Chen Awards. Solely with respect to each of the Company RSUs granted to Bing Chen pursuant to that certain Restricted Stock Units Award Grant Notice and Agreement, by and among the Company and Mr. Chen, dated as of June 24, 2020 (the “Chen RSU Award Agreement”), that remains outstanding and subject to one or more unsatisfied vesting conditions as of immediately prior to the Effective Time (each, an “Unvested Chen RSU”), each such Unvested Chen RSU shall remain outstanding and continue to be subject to the same terms and conditions (including vesting and forfeiture conditions) as immediately prior to the Effective Time, as set forth in the applicable Company Stock Plan and the Chen RSU Award Agreement, except that each Unvested Chen RSU shall, if and when such Unvested Chen RSU vests in accordance with its terms, settle in a number of common shares of common stock of Parent equal to the number of Company Common Shares subject to the Unvested Chen RSU immediately before the Effective Time, and the parties will take all steps reasonably necessary, including amending the Chen RSU Award Agreement, to effectuate the foregoing. For clarity, all other existing terms and conditions of the Chen RSU Award Agreement (including without limitation all vesting, forfeiture, and clawback provisions as may be contained therein) shall remain in full force and effect.

March 26, 2023

c.

Amendment to Executive Option Award Agreement. Each of Parent and Merger Sub acknowledges that the Company, on the one hand, and Bing Chen, on the other hand, will enter into an amendment, prior to or concurrently with the Closing, to Mr. Chen’s Stock Option Grant Notice and Stock Option Agreement with the Company, dated June 24, 2020, to provide for the treatment prescribed by Section 2 of the Merger Agreement with respect to Mr. Chen’s Company Options.

d.

Amendments to Company RSU Award Agreements. Each of Parent and Merger Sub acknowledges that the Company, on the one hand, and each of Graham Talbot and Torsten Holst Pedersen, on the other hand, will enter into amendments, prior to or concurrently with the Closing (collectively, the “RSU Award Agreement Amendments”), to their respective Award Agreements with the Company, dated August 5, 2021, to provide for the treatment prescribed by Section 2 of the Merger Agreement with respect to such Persons’ Company RSUs, plus payment of an additional interest premium as described, and calculated in accordance with the formula set forth, in the RSU Award Agreement Amendments.

3.

Bonuses. Parent and Merger Sub acknowledge that the Company has taken or will take the actions set forth on Schedule A hereto with respect to annual bonus payments to be made to Company Employees (the “Bonus-Related Actions”). Parent and Merger Sub hereby consent to the Bonus-Related Actions (whether previously occurring or with respect to the taking of such actions in the future, in any case, to the extent set forth on Schedule A hereto) and waive any rights to assert any Bonus-Related Action, whether alone or together with any other action, fact or occurrence, as a basis for claiming a breach of the provisions of the Merger Agreement or a failure of any condition set forth therein to be satisfied (or that any such condition is incapable of being satisfied).

4.

Amendment of Rollover Agreement. The Company acknowledges that Parent and Bing Chen will amend, prior to the Closing, the Rollover Agreement between such Persons solely to (a) increase the number of Company Common Shares that may be excluded from the Rollover Equity (as defined therein) from 750,000 to 1,500,000 and (b) to effectuate the characterization of all of 1,491,316 of Mr. Chen’s Company Restricted Shares as “Rollover Shares” as contemplated by Section 2(a) above (the “Rollover Amendment”) and otherwise preserve all existing terms and conditions of the Rollover Agreement. The Company hereby consents to entry into the Rollover Amendment and waives any rights to assert the Rollover Amendment, whether alone or together with any other action, fact or occurrence, as a basis for claiming a breach of the provisions of the Merger Agreement (including the representations and warranties of Parent and Merger Sub set forth in Section 5.10) or a failure of any condition set forth therein to be satisfied (or that any such condition is incapable of being satisfied).

5.

Dividend. Notwithstanding anything to the contrary in the Merger Agreement or in any other agreement contemplated by and entered into in connection with the Merger Agreement, Parent and Merger Sub hereby consent to the Company’s declaration, and payment to the holders of Company Common Shares, of a $0.125 per share dividend with respect to the Company’s first fiscal quarter, and each of Parent and Merger Sub waive any rights to assert the declaration and/or payment of such dividend, whether alone or together with any other action, fact or occurrence, as a basis for claiming a breach of the provisions of the Merger Agreement (including the provisions of Section 6.07) or a failure of any condition set forth therein to be satisfied (or that any such condition is incapable of being satisfied).

March 26, 2023

6.

Closing Timing. The Parties hereby agree that, subject to the prior satisfaction or waiver (to the extent permissible) by applicable parties of the conditions set forth in Article 9 of the Merger Agreement (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), the Closing shall occur on March 28, 2023.

7.	Certain Other Matters:

a.

Timing. The Parties hereby agree that the reference to “ten (10) Business Days prior to the Effective Time” set forth in Section 2.03 of the Merger Agreement shall be replaced with “the Business Day prior to the Effective Time.” The Company waives any rights to assert the fact that the Exchange Agreement was not entered into on or prior to the tenth Business Day prior to the Effective Time, whether alone or together with any other action, fact or occurrence, as a basis for claiming a breach of the provisions of the Merger Agreement (including the provisions of Section 2.03) or a failure of any condition set forth therein to be satisfied (or that any such condition is incapable of being satisfied).

b.

Insurance. The Parties hereby agree that purchase by either of the Company or the Surviving Corporation (as defined in the Merger Agreement) of that certain directors’ and officers’ liability insurance package described in the documents with respect to such insurance provided to Parent on March 24, 2023 satisfies the requirement of Section 7.02(d) of the Merger Agreement, and each of them waives any rights to assert the noncompliance with such provisions, whether alone or together with any other action, fact or occurrence, as a basis for claiming a breach of the provisions of the Merger Agreement or a failure of any condition set forth therein to be satisfied (or that any such condition is incapable of being satisfied).

The Parties confirm that subject solely to the foregoing understandings, agreements, waivers, and consents the Merger Agreement remains in full force and effect in accordance with its terms and that agreements, waivers and consents reflected in this Letter Agreement pertain solely to the matters specified herein and are in accordance with, and subject to, the terms and conditions of Section 11.03 of the Merger Agreement. Further, the provisions of Sections 11.02, 11.06 – 11.14 of the Merger Agreement are hereby incorporated herein by reference, mutatis mutandis.

Please confirm your agreement with and acceptance of the terms and conditions of this Letter Agreement, effective as of the date hereof, by countersigning and returning an executed copy of this Letter Agreement to me.

Sincerely,

ATLAS CORP.

By:	/s/ Andrew E. Derksen
Name: Andrew E. Derksen
Title: General Counsel & Corporate Secretary

By:	/s/ Nicholas Pitts-Tucker
Name: Nicholas Pitts-Tucker
Title: Chairman, Special Committee of the Board of Directors of Atlas Corp.

ACCEPTED AND AGREED:

POSEIDON ACQUISITION CORP.

By:	/s/ David L. Sokol
Name: David L. Sokol
Title: Chairman

POSEIDON MERGER SUB, INC.

By:	/s/ David L. Sokol
Name: David L. Sokol
Title: Chairman

cc:	Honigman LLP	Ocean Network Express Pte. Ltd.
	Latham & Watkins LLP	Hamblin Watsa Investment Counsel Ltd.
	Torys LLP	Washington Corporation
	K&L Gates LLP	Gibson, Dunn & Crutcher LLP
Morris Nichols Arsht & Tunnell

Exhibit A

Bonus-Related Actions

1.

In February 2023, the Company delivered letters to each participant in the Company’s 2022 annual bonus program notifying participants of their 2022 total bonus value based on applicable performance criteria and the form of payment thereof. Specifically, the Company determined that 2022 bonuses will be paid as follows: (i) one-third in cash on February 28, 2023; (ii) one-third in cash on the mid-June 2023 payroll; and (iii) the final one-third to be paid in cash in equal installments during each of June 2023, June 2024 and June 2025, subject to the participant’s continued employment or service with the Company or any of its subsidiaries through the payment date (except that, for the long-term component of 2022 bonuses for the Company’s executive leadership team members (specifically, Bing Chen, Torsten Pedersen, Graham Talbot, Andrew Derksen, and Peter Curtis), the first installment was paid in February 2023 and the second and third installments will be paid in February 2024 and February 2025, respectively). The Company further provided that the June 2024 and June 2025 installments will include an additional interest premium, based on an interest amount calculated using the average of the four preceding 90-day U.S. Treasury rates prior to the scheduled payment.

2.

Also in the letters described above, the Company communicated to the applicable participant his or her base salary for 2023 (to the extent different from their 2022 base salary) and annual bonus opportunity. The letters provided that 2023 bonuses, to the extent earned, will be paid as follows: (i) one-third in cash in February 2024; (ii) one-third in cash in June 2024; and (iii) the final one-third based on a new plan to be adopted in 2023 following the Closing.